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                                 HOW2.COM, INC.
                     3811 Turtle Creek Boulevard, Suite 600
                               Dallas, Texas 75219


                                 March 17, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Re: How2.com, Inc. (the "Company") Registration Statement on Form S-1, File No. 333-89339

Ladies and Gentlemen:

The Company hereby applies for withdrawal of the Company's Registration Statement (File No. 333-89339) on Form S-1 filed with the Securities and Exchange Commission on October 19, 1999 (the "Registration Statement"). The Company has experienced significant changes in its business since filing the Registration Statement in October, and does not believe that it is in the best interest of the Company nor in the best interest of its investors to proceed with a proposed public offering at this time. Since the Registration Statement was not declared effective by the Commission, no shares of Common Stock as described in the Registration Statement were sold.

If you have any questions on this application, please do not hesitate to contact me at (214) 521-3443, or Alan J. Bogdanow of Hughes & Luce at (214) 939-5500.


Sincerely,


How2.com, Inc.


By /s/ David Wood

David Wood
General Counsel


cc:  Elaine Wolff, SEC Senior Counsel
     David Leeb, SEC Attorney
     Alan J. Bogdanow, Esq.